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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                       Commission File Number 000-25271

                          NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K   [_] Form 11-K   [_] Form 20-F    [X] Form 10-Q
[_] Form N-SAR

    For Period Ended: March 31, 2001

[_] Transition Report on Form 10-K        [_] Transition Report on Form 10-Q

[_] Transition Report on Form 20-F        [_] Transition Report on Form N-SAR

[_] Transition Report on Form 11-K

    For the Transition Period Ended:    __________________________________

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  Covad Communications Group, Inc.

Former name if applicable

_______________________________________________________________________________

Address of principal executive office (Street and Number):   4250 Burton Drive
City, state and zip code:  Santa Clara, California 95054

                                    PART II
                            RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
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[_]  (b)  The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


          Due to unforeseen, complex accounting issues encountered in connection with the preparation of the Registrant's audited financial statements for the year ended December 31, 2000, the Registrant has not yet been able to file its Annual Report on Form 10-K for the year ended December 31, 2000 (the "Form 10-K"). The Registrant's management has been devoting thousands of hours of additional attention and resources to this accounting review and the preparation of the Form 10-K, which is continuing. Because of the continuing work on the Form 10-K, management has not been able to complete the Form 10-Q for the quarter ended March 31, 2001 (the "Form 10-Q") without unreasonable effort or expense by the prescribed due date. The Registrant is working diligently to file the Form 10-Q as soon as practicable.

                                    PART IV
                               OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification

                Greg Tornga             408                      844-7457
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                    (Name)          (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [_] Yes  [X] No

     The Registrant's Form 10-K for the year ended December 31, 2000 has not yet been filed.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes  [_] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and,
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     if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The statement of operations for the quarter ended March 31, 2001 will change significantly from the quarter ended March 31, 2000. Due to the Registrant's short operating history, significant growth in customer base, large investments in infrastructure, merger and acquisition activity and public and private financing transactions, all elements of the statement of operations are likely to be significantly different for the quarter ended March 31, 2001. The Registrant expects that these changes will result in significantly higher net loss, higher operating expenses, higher interest expenses, and higher revenues for the quarter ended March 31, 2001, in comparison with the quarter ended March 31, 2000. However, an estimate of these changes cannot be made at this time because the financial statements of the Registrant are still in the process of being prepared as a result of the events described in Part III of this filing.

                       Covad Communications Group, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 15, 2001                        By /s/ MARK PERRY
     ----------------------                 ---------------------------------
                                            Mark Perry, Executive Vice President
                                            and Chief Financial Officer